SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Norbord Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

65548P403

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Asset Management Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 45,407,240

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 45,407,240

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,407,240

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 52.9%

12	Type of Reporting Person (See Instructions): CO

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Investments Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 4,809,051

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 4,809,051

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,809,051

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 5.6%

12	Type of Reporting Person (See Instructions): CO

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Infrastructure Investments Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 11,915,658

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 11,915,658

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,915,658

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 13.9%

12	Type of Reporting Person (See Instructions): OO

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Private Equity Direct Investments Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 11,359,634

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 11,359,634

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,359,634

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 13.2%

12	Type of Reporting Person (See Instructions): PN

CUSIP No. 65548P403

1	Names of Reporting Persons Brookfield Capital Partners Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒ Joint Filing

3	SEC Use Only:

4	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 17,322,897

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 17,322,897

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,322,897

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11	Percent of Class Represented by Amount in Row 9: 20.2%

12	Type of Reporting Person (See Instructions): CO

CUSIP No. 65548P403

Item 1(a).	Name of Issuer Norbord Inc. (“Norbord”)
Item 1(b).	Address of Issuer’s Principal Executive Offices 1 Toronto Street, Suite 600 Toronto, ON M5C 2W4 Canada

Item 2(a).

Name of Persons Filing
Brookfield Asset Management Inc. (“BAM”)

Brookfield Investments Corporation (“BIC”)

Brookfield Infrastructure Investments Trust (“BIIT”)

Brookfield Private Equity Direct Investments Holdings LP (“BPED”)

Brookfield Capital Partners Ltd. (“BCP”)

Item 2(b).	Address of Principal Business Office or, if none, Residence The address of each of BAM, BIC, BIIT, BPED and BCP is: Brookfield Place 181 Bay Street, Suite 330 Toronto, Ontario, Canada, M5J 2T3
Item 2(c).	Citizenship See Item 4 of the cover pages
Item 2(d).	Title of Class of Securities Common Shares
Item 2(e).	CUSIP Number 65548P403

Item 3.	Not applicable

CUSIP No. 65548P403

Item 4.	Ownership
(a)

Amount beneficially owned:

See Item 9 of the cover pages.  BIC owns 4,809,051 Common Shares. BAM is the sole shareholder of BIC and therefore, BAM may be deemed to beneficially own 4,809,051 Common Shares indirectly through BIC. BPED owns 11,359,634 Common Shares. BAM is the sole shareholder of Brookfield Private Equity Inc., the general partner of BPED and therefore, BAM may be deemed to beneficially own 11,359,634 Common Shares indirectly through BPED. BPED holds all of the interests in BIIT and BIIT owns 11,915,658 Common Shares. Therefore, BAM may be deemed to beneficially own 11,915,658 Common Shares indirectly through BIIT. BCP owns 17,322,897 Common Shares. BAM indirectly owns all of the shares of BCP and therefore may be deemed to beneficially own 17,322,897 Common Shares indirectly through BCP.

(b) Percent of class: See Item 11 of the cover pages.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of the cover pages.
(ii) Shared power to vote or to direct the vote: See Item 6 of the cover pages.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 65548P403

Item 10.	Certifications
Not applicable

Exhibits

99.1        Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs & Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

By:	/s/ Rami El Jurdi
Name: Rami El Jurdi
Title: Vice-President and CFO

BROOKFIELD INFRASTRUCTURE INVESTMENTS TRUST, by its administrator, BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs & Corporate Secretary

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ Jaspreet Dehl
Name: Jaspreet Dehl
Title: Senior Vice-President & Secretary